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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	David Burton
Sasha Parikh
Chris Edwards
Celeste Murphy

Re:	Terns Pharmaceuticals, Inc.
Draft Registration Statement on Form S-1
Filed November 10, 2020
CIK No. 0001831363

Ladies and Gentlemen:

Terns Pharmaceuticals, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted to the Commission on November 10, 2020 a draft Registration Statement on Form S-1 (the “Draft Submission”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on December 7, 2020 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

December 15, 2020

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

Overview, page 1

1.	We note the disclosure that your programs are based on clinically-validated mechanisms of action. Please provide the basis for this statement.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 89 and 109 of the Registration Statement to make clear that it uses the term “clinically-validated mechanisms of action” to indicate that drug candidates developed, or currently under development, by other companies to target the same mechanisms of TERN-101, TERN-201 and TERN-501. These mechanisms have shown promise in clinical trials of other candidate molecules within these three classes. For purposes of clarity, the Company does not use the term “clinically-validated mechanisms of action” to suggest that its drug candidates themselves have been clinically validated or have a less risky pathway to regulatory approval than other drug candidates at a similar stage of development. Rather, the term is used to make clear that the mechanisms of action targeted by the Company’s drug candidates are the same mechanisms of action targeted by other drug candidates that have achieved clinical proof-of-concept in NASH clinical trials of other drug candidates. The Company also respectfully submits that this term is often used by biotechnology and pharmaceutical companies and, as a result, it believes the term is well understood by investors.

2.

We note your disclosure that you received Fast Track designation from the FDA for TERN-101 and TERN-201. Please expand your disclosure to explicitly state that fast track designation does not guarantee an accelerated review by the FDA.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 3, 110 and 111 of the Registration Statement.

3.

We note your statement that in the Phase 1 clinical trials for TERN-101 no pruritus or adverse lipid changes were observed. Please explain what pruritus is and the effects of the adverse lipid changes that were observed in clinical trials for other FXR agonists.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 89 and 109 of the Registration Statement.

4.	Please include an organization chart showing your corporate structure.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 6 of the Registration Statement.

December 15, 2020

Our Strategy, page 4

5.

We note your statements that your goal is to develop and commercialize “best-in-class” therapies. This term suggests that your product candidates are effective and likely to be approved. Please delete these references throughout your document.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4, 112 and 132 of the Registration Statement.

Risks Associated with Our Business, page 4

6.

Please tell us your consideration of whether the PRC Scientific Data Measures presents a risk to your business that should be disclosed here. We note that you may be restricted from transferring your scientific data abroad, such as your preclinical studies conducted within China, or to your foreign partners in China. Please tell us which parts of your business are relevant to this consideration, including, but not limited to, your preclincial studies and any other clinical work that provides the basis for current and future INDs or other approvals with the FDA, and the relevant PRC approvals for sending scientific data abroad, or to your foreign partners in China. Please also clarify the risk factor on page 65 to disclose whether the PRC could prevent you from seeking foreign approval and commercialization of your product candidates.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised page 66 of the Registration Statement to remove the risk factor titled “We may be restricted from transferring our scientific data abroad” in the subsection titled “Risks Related to Doing Business in China.” The Company respectfully advises the Staff that, upon further analysis, it does not currently believe any of the Company’s scientific data resulting from activities in China would come fall within the Measures for the Management of Scientific Data promulgated by the General Office of the PRC State Council.

Management’s Discussion and Analysis

Net Loss Attributable to Noncontrolling Interest, page 89

7.

Disclose the business reason for establishing Terns China, a financing subsidiary, as a variable interest entity, including relevant PRC foreign investment rules and regulations. Describe any operations and intended activities post China Conversion.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as disclosed on pages 95 and F-12, Terns China was set up as a subsidiary to allow for an investment from certain PRC investment entities (referred to in the Registration Statement as the LAV PRC Entities) into the Company. The result of the investment of the LAV PRC Entities into Terns China is the creation of the variable interest entity. Upon completion of the China Conversion (described in the Explanatory Note), Terns China will be wholly-owned subsidiary of the Company. Following the completion of the China Conversion, the Company does not currently anticipate any further direct investments into Terns China and Terns China will only act as an operating subsidiary for the Company’s business activities in China.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical accounting policies and significant judgments and estimates

Common stock valuation methodology, page 100

8.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

December 15, 2020

Response:    The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the requested information to the Staff once an estimated offering price or range becomes available.

Clinical validation of THR-beta agonism, page 121

9.

Please identify the other NASH clinical studies described in this section and the basis for your belief that histological responses described here may be suitable for accelerated approval under current draft guidance from the FDA and the type of accelerated approval this would entail.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 127 of the Registration Statement to identify the other NASH clinical studies. In addition, the Company has revised page 127 to include the current draft FDA guidance titled “Noncirrhotic Nonalcoholic Steatohepatitis With Liver Fibrosis: Developing Drugs for Treatment Guidance for Industry,” which for the Staff’s benefit reads as follows:

“because of the slow progression of NASH and the time required to conduct a trial that would evaluate clinical endpoints such as progression to cirrhosis or survival, the FDA recommends sponsors consider the following liver histological improvements as endpoints reasonably likely to predict clinical benefit to support accelerated approval under the regulations:

— Resolution of steatohepatitis on overall histopathological reading and no worsening of liver fibrosis on NASH CRN fibrosis score. Resolution of steatohepatitis is defined as absent fatty liver disease or isolated or simple steatosis without steatohepatitis and a NAS score of 0–1 for inflammation, 0 for ballooning, and any value for steatosis;

OR

— Improvement in liver fibrosis greater than or equal to one stage (NASH CRN fibrosis and no worsening of steatohepatitis (defined as no increase in NAS for ballooning, inflammation, or steatosis).”

Planned TERN-201 Phase 1b clinical trial, page 121

10.

Please disclose the number of patients that you expect to enroll and the endpoints of the Phase 1b clinical trial for TERN-201. Please provide similar disclosure for the planned clinical trials for TERN-501 that you discuss on page 124

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 126 and 130 of the Registration Statement.

Intellectual Property, page 129

11.	Please clarify the number of patent families that are owned and the number that are in- licensed for TERN-101 and TERN-201.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 135 of the Registration Statement.

TRN-000632 Exclusive Option and License agreement with Hansoh Pharmaceuticals, page 134

12.

We note the aggregate amount of milestone payments that Hansoh has agreed to pay you upon the achievement of pre-specified milestones. Please disclose whether any milestone payments have been made to date and the significant milestones that need to be achieved to receive the payments.

December 15, 2020

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 139, 140 and F-56 of the Registration Statement.

Notes to Consolidated Financial Statements

Note 1. Nature of the Business and Basis of Presentation

Variable Interest Entity, page F-7

13.	Please tell us where you have complied with the disclosure requirements under ASC 810- 50-3 or tell us why the disclosures are not warranted.

Response:    The Company respectfully advises the Staff that the variable interest entity, Terns China, primarily comprises cash received from the LAV PRC Entities and Terns Cayman and an immaterial amount of working capital assets and liabilities. The entity was created in 2017 as a financing entity and is treated as a subsidiary of Terns Cayman, acting as a service provider, which conducts research and development activities for the consolidated Company. Terns Cayman has the majority ownership of and controls the majority voting interest in Terns China. Our board of directors has the unilateral ability to control the Terns China board of directors and direct the economic activities that most significantly affect the entity. The Company disclosed the cash received by Terns China in Note 8, Convertible Preferred Stock, on pages F-19 and F-47 and determined that separate disclosure of the immaterial working capital assets and liabilities was unnecessary. There are no restrictions on the VIE’s assets and no arrangements that could require the Company to provide financial support to the VIE.

General

14.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:    The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide to the Staff supplementally and under separate cover copies of all written communications used by the Company, or anyone authorized by the Company, to potential investors in reliance on Section 5(d) of the Securities Act.

* * *

December 15, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463- 3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/  Brian J. Cuneo

Brian J. Cuneo, Esq.

of LATHAM & WATKINS LLP

cc:	Senthil Sundaram, Terns Pharmaceuticals, Inc.

Bryan Yoon, Esq., Terns Pharmaceuticals, Inc.

Nathan Ajiashvili, Esq., Latham & Watkins LLP

Michael Podolny, Esq., Latham & Watkins LLP

Yasin Keshvargar, Esq., Davis Polk & Wardwell LLP

Alan F. Denenberg, Esq., Davis Polk & Wardwell LLP